UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-42038

Holdco Nuvo Group D.G Ltd.

(Translation of registrant’s name into English)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 29, 2024, Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), posted an updated investor presentation to its website.

Exhibit Index

Exhibit 99.1- Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holdco Nuvo Group D.G Ltd.

	By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer

Date: July 29, 2024

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